Second Quarter Report

June 30, 2005

(Restated)

Notice to Readers

The restated interim unaudited consolidated financial statements of Augusta Resource Corporation (the “Company”) for the six months ended June 30, 2005 (“Financial Statements”) have been prepared by management and have not been reviewed by the Company’s auditors. The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2004 which are available at the SEDAR website at www.sedar.com.

Directors’ Report to Our Shareholders

For the first half of 2005, management has been busy negotiating and acquiring new properties, securing the financing required to close those acquisitions and to provide for work expenditures. In addition, the Company has added quality personnel to the executive ranks and secured the technical team necessary to advance the Company’s objectives.

Properties

The Company has acquired the Rosemont copper property located in Arizona, the Lone Mountain copper/zinc property in New Mexico, the Mount Hamilton gold/molybdenum property in Nevada, and the Shell tungsten/molybdenum property in Nevada.

Financing

The Company has raised $17,112,750 through private placements and a convertible debenture issue.

Personnel

The Company has engaged the services of Mr. Gil Clausen, P.Eng. as President and Chief Executive Officer and Dr. Michael Clarke as Vice President Exploration. Both parties work in the Company’s recently opened office in Denver, Colorado.

Work Programs

With the new properties, financing secured, the new executive personnel and technical team, the focus of the Company has been re-directed to work on advancing the properties through drilling and project development.

Rosemont Property - During the quarter the Company reviewed the historic geologic model and drill data and constructed an electronic data base, including updated structure and lithology. Third party contractors were engaged to calculate a modern resource estimate and generate initial pit-optimizations which have been used to design a drill program as announced on July 12th. The 3,000 metre program is designed to carry out confirmation and in-fill drilling of previous programs. A pre-feasibility study and corresponding technical report are planned for completion later in the year.

Lone Mountain Property - Data from previous programs has been acquired and is being compiled in an electronic database. Permit applications for a 3,100 metre drill program have been submitted for approval.

Mount Hamilton Property - The Company plans to complete a 3,000 metre diamond drill program to verify previously discovered mineralized bodies and explore their extensions. Permit applications have been submitted for approval. Compilation of data from prior programs has commenced.

As the work programs are commenced and progress, the Company will be announcing the results as available. We appreciate your support.

On behalf of the Board,

/S/ Gil Clausen

Gil Clausen	August 22, 2005
President & Chief Executive Officer

Augusta Resource Corporation	2

AUGUSTA RESOURCE CORPORATION C
ONSOLIDATED BALANCE SHEETS
As at June 30, 2005 and December 31, 2004

	Notes	2005	2004
ASSETS		(restated, note 2)

CURRENT
Cash	4	$6,181,209	$989,799
Accounts receivable	12	5,743	70,546
Marketable securities	4,5	83,561	-
Prepaid expenses		14,601	-
Deferred debt issuance costs		350,053	-
		6,635,167	1,060,345

FIXED ASSETS	4,6	10,636	-

MINING ASSETS	4,7
Mining properties		15,533,126	285,064
Deferred exploration expenses		254,342	19,785
		15,787,468	304,849
		$22,433,271	$1,365,194

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	12	$840,558	$534,183
Current portion of convertible debenture	9	3,725,630	-
Current portion of notes and advances	8	1,132,229	23,288
		5,698,417	557,471

LONG -TERM
Notes and advances	8	1,458,594	32,997
Future income taxes		2,200,000	-
		9,357,011	590,468

SHAREHOLDERS' EQUITY

Share capital	10	15,032,365	4,611,331
Contributed surplus	10	5,576,870	104,500
Subscriptions received		-	1,050,000
Foreign currency translation		401	-
Deficit		(7,533,376)	(4,991,105)
		13,076,260	774,726
		$22,433,271	$1,365,194

On Behalf of the Board of Directors

/S/ Richard W. Warke	/S/ Gil Clausen
Richard W. Warke – Director	Gil Clausen - Director

Augusta Resource Corporation	3

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the period of January 1 to June 30, 2005 and 2004

	Three Months Ended June 30		Six Months Ended June 30

	2005	2004	2005	2004
	(restated, note 2)		(restated, note 2)
EXPENSES
Accounting and audit	$-	$(500)	$-	$(500)
Administration	7,500	7,500	15,000	15,000
Consulting and communication	(154,576)	-	38,752	-
Debt issue costs	45,178	-	45,178	-
Filing and regulatory	76,351	9,240	114,846	12,680
Fiscal and advisory services	16,506	-	17,023	-
Foreign exchange (gain)	2,248	1,068	2,440	1,741
Interest and finance charges	345,309	2,715	343,627	5,291
Investor relations	33,236	-	33,236	-
Legal fees	5,146	-	5,251	-
Office and sundry	100,764	2,642	130,714	3,295
Recruitment fees	-	-	45,174	-
Salaries and benefits	155,108	43,750	211,427	87,657
Stock based compensation	223,008	-	345,525	-
Travel	20,170	1,756	20,170	3,511

Loss from operations	(875,948)	(68,170)	(1,368,363)	(128,674)
Interest and other income	6,039		7,420	-
Gain from settlement of debt	8,847		8,847	-
Write-off of mining assets	-	(509,154)	-	(509,154)

LOSS FOR THE PERIOD	(861,062)	(577,324)	(1,352,096)	(637,828)
	-	-
Deficit, beginning of the period	(5,586,037)	(4,072,552)	(4,991,105)	(4,012,048)
Change in accounting policy (note 3)	-	-	-	-
Restated deficit, beginning of period, as restated	(5,586,037)	(4,072,552)	(4,991,105)	(4,012,048)
Share issue expenses	(1,086,277)	-	(1,190,175)	-
	-	-
DEFICIT, END OF PERIOD	$(7,533,376)	$(4,649,876)	$(7,533,376)	$(4,649,876)

BASIC & DILUTED LOSS PER SHARE	$(0.03)	$(0.05)	$(0.05)	$(0.09)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	30,542,602	11,103,016	27,896,450	7,288,203

Augusta Resource Corporation	4

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the period ending June 30, 2005 and 2004

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
	(restated, note 2)		(restated, note 2)
NET INFLOW(OUTFLOW) OF CASH RELATED TO
THE FOLLOWING:

OPERATING
Net loss for the period	$(861,062)	$(577,324)	$(1,352,096)	$(637,828)
Items not affecting cash:
Accrued interest on debt	296,724	(333)	297,943	-
Accrued interest and loan bonus	-	644	-	644
Gain on settlement of debt	(8,847)	-	(8,847)	-
Write-off of mining assets	-	509,154	-	509,154
Debt issue costs	45,178	-	45,178	-
	(528,007)	(67,859)	(1,017,822)	(128,030)
Net changes in non-cash
working capital items:
Accounts receivable	74,844	(10,249)	64,803	(10,604)
Prepaid items	(14,602)	-	(14,601)	-
Stock based compensation	223,008	-	345,525	-
Accounts payable & accrued liabilities	(53,608)	(167,236)	(313,724)	(65,774)
	(298,365)	(245,344)	(935,819)	(204,408)

FINANCING
Issuance of common shares	9,713,661	245,000	10,823,661	245,000
Issuance of convertible debt security	6,000,000	-	6,000,000	-
Repayment of loans and advances	(14,950)	-	(14,950)	-
Share issue expense	(708,668)	-	(708,668)	-
Subscriptions for common shares	(727,500)	-	(1,050,000)	-
	14,262,543	245,000	15,050,043	245,000

INVESTING
Acquisition of DHI Minerals Inc.	(4,000)	-	(4,000)	-
Investment in mining properties, net of related payables	(8,565,468)	-	(8,590,461)	-
Investment in marketable securities	(83,561)	-	(583,561)	-
Disposition of marketable securities	500,000	-	500,000	-
Investment in fixed assets	(10,636)	-	(10,636)	-
Deferred exploration expenses, net of related payables	(205,600)	-	(234,557)	(41,400)
	(8,369,265)	-	(8,923,215)	(41,400)

Foreign currency translation	401	-	401	-

NET CASH INFLOW(OUTFLOW)	5,595,314	(344)	5,191,410	(808)
CASH, BEGINNING OF PERIOD	585,895	2,071	989,799	2,535
CASH, END OF PERIOD	$6,181,209	$1,727	$6,181,209	$1,727

SUPPLEMENTAL INFORMATION
Interest Paid	$-	$-	$-	$4
Interest Received	$6,039	$-	$7,420	$-
Non-cash transactions
Acquisition of DHI Minerals Ltd.	$4,760,601	$-	$4,760,601	$-

Refer to Notes 7, 8 and 10 for non-cash operating, financing and investing activities

Augusta Resource Corporation	5

NOTES TO THE FINANCIAL STATEMENTS

1.	CONTINUING OPERATIONS

Augusta Resource Corporation (the “Company”) has interests in mining assets at the exploration stage, the economic viability of which has not been assessed. The realization of the company’s investment in mineral properties is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the properties, future profitable operations, or, alternatively, upon disposal of the investment on an advantageous basis.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has a history of losses, has working capital of $936,750 (2004 –$502,874), and has a deficit of $7,533,376 (2004 – $4,991,105). Realization values of assets may be substantially different from the carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

The Company’s ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and the continuing support of its creditors.

2.	RESTATEMENT

During the preparation of the Form 40-F filing document, a requirement of an American Stock and Options Exchange (AMEX) listing the Company is pursuing, the Company discovered non- cash errors relating to its financial statements for the first quarter ended March 31, 2006 as well as for each quarter of 2005. In the previously released financial statements the Company had not properly accounted for the convertible debenture issued on June 1, 2005. Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3860 requires that the proceeds received from the issuance of convertible debt be allocated between its equity and debt components. The Company had treated all the proceeds as debt. Further, upon review of the option pricing model (Black-Scholes) used for valuing stock options and warrants issued during 2005, the Company concluded that the time period used to calculate the volatility assumption required adjustment.

Additional second quarter adjustments (which were properly reflected in the year end consolidated financial statements) relate primarily to the change in the discount rate for the debt incurred in the Mount Hamilton acquisition from 4% to 15% and the recording of the tax gross- up, (see note 7).

Augusta Resource Corporation	6

NOTES TO THE FINANCIAL STATEMENTS

2.	RESTATEMENT (continued)

Through and as at June 30, 2005 the impact of the restatement was:

	As previously	Adjustments	As restated
	reported
June 30,2005

Balance Sheet
Deferred debt Issuance costs	0	350,053	350,053
Mining properties	13,760,126	1,773,000	15,533,126
Convertible debt	6,000,000	(2,274,370)	3,725,630
Notes and advances	2,965,823	(375,000)	2,590,823
Future income taxes	0	2,200,000	2,200,000
Share capital	17,934,429	(2,902,064)	15,032,365
Contributed surplus	2,010,791	3,566,079	5,576,870
Deficit	(9,441,784)	1,908,408	(7,533,376)

Statement of operations
Debt issuance costs	0	45,178	45,178
Interest and finance charges	68,681	274,946	343,627
Stockbased compensation	1,441,128	(1,095,603)	345,525
Loss from operations	(2,143,842)	775,479	(1,368,363)
Net loss for the period	(2,127,575)	775,479	(1,352,096)
Share issue expenses	(2,323,104)	1,132,929	(1,190,175)
Deficit, end of period	(9,441,784)	1,908,408	(7,533,376)

Statement of cash flows
Net loss for the period	(2,127,575)	775,479	(1,352,096)
Accrued interest on debt	22,997	274,946	297,943
Debt issuance costs	0	45,178	45,178
Stock based compensation	1,441,128	(1,095,603)	345,525

3.	CHANGE IN ACCOUNTING POLICY Stock based compensation

Effective January 1, 2004, the Company adopted the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”, which requires fair value accounting for all stock options issued during the year. Compensation expense for options granted is determined based on the estimated fair values of the stock options at the time of grant, the cost of which is recognized over the vesting periods of the respective options. This change in accounting policy was applied retroactively without restatement of prior periods. On January 1, 2004, the company increased the deficit by $32,500 and increased contributed surplus by $32,500.

Augusta Resource Corporation	7

NOTES TO THE FINANCIAL STATEMENTS

4.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Generally accepted accounting principles

These interim financial statements should be read in conjunction with the annual financial statements of the Company. These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and accordingly, do not include all disclosures required for annual financial statements. These interim consolidated financial statements follow the same accounting policies and methods of their application as the annual financial statements of the Company.

(b)	Basis of consolidation

These consolidated financial statements include the accounts of the following:

The Company’s wholly owned subsidiary DHI Minerals Ltd., a British Columbia corporation, and it’s wholly owned subsidiary, DHI Minerals (U.S.) Ltd. a Nevada corporation, which holds the Mount Hamilton Property.

Company’s wholly owned subsidiary, Augusta Resource (Arizona) Corporation, an Arizona corporation, which holds the Rosemount Property.

The inter-company transactions and balances have been eliminated for both subsidiaries.

(c)	Cash and cash equivalents

Cash consists of deposits in banks and guaranteed investment certificates.

(d)	Marketable securities

Marketable securities are valued at the lower of cost and market value.

(e)	Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation.

Depreciation is calculated using the declining balance method, based on the estimated useful lives of the assets as follows:

Computer hardware                                 30% declining balance

(f)	Mining assets

Mining assets are comprised of undivided interests in properties and deferred exploration expenses on properties in the exploration stage. They are recorded at acquisition cost or at the attributed value in the case of a devaluation caused by a permanent impairment of value. Mining properties, related deferred exploration expenses and options to acquire

Augusta Resource Corporation	8

NOTES TO THE FINANCIAL STATEMENTS

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Mining assets (continued)

undivided interests in mining properties are amortized only as these properties are put into production or written off if they are abandoned.

During the normal course of its business, the Company enters into agreements to acquire undivided interests in mining properties, which are normally acquired in exchange for exploration and development expenses to be incurred according to different schedules, issuance of shares and payments subject to feasibility studies. In addition, royalties will be paid on commercial operations of certain mining properties.

The Company is in the process of exploring and developing its various properties. On a regular basis, the Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. In the event that the estimated net realizable value is determined to be insufficient to recover the carrying value of any property, the carrying value will be written down to the estimated fair value.

(g)	Share issue expenses

Share issue expenses are recorded as an increase in the deficit in the year in which they are incurred.

(h)	Loss per share

Basic net loss is computed using the weighted average number of common share equivalents outstanding during the period. The Company uses the treasury stock method for the calculation of diluted loss per share.

(i)	Foreign currencies

The Company’s functional and reporting currency is the Canadian dollar. Translations undertaken in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the time the transaction occurred. Monetary assets and liabilities denominated in foreign currencies are translated into equivalent Canadian dollars at the exchange rates in effect at the balance sheet date with any resulting gain or loss being recognized in the consolidated statement of operation. The effect of fluctuations in exchange rates between the dates of transactions and of settlements are reflected in the statement of operation and deficit.

The consolidated financial statements of DHI Minerals (U.S.) Ltd. and Augusta Resource (Arizona) Corporation are translated into Canadian dollars using the temporal method for integrated operations, as follows:

monetary assets and liabilities using the exchange rate in effect at the balance sheet date;

Augusta Resource Corporation	9

NOTES TO THE FINANCIAL STATEMENTS

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Foreign currencies (continued)

  non-monetary assets and liabilities should be translated at historical exchange rates, unless the item is carried at fair market value, in which case the item will be translated at the exchange rate in effect at the balance sheet date;
  revenue and expense items at approximate exchange rates prevailing at the time the transaction occurred;
  depreciation or amortization of assets translated at historical exchange rates should be translated at the same exchange rates as the assets to which they relate;
  translation gains and losses on monetary items or non-monetary items carried at market are included in the current periods statement of operations.

(j)	Stock-based compensation plans

Effective January 1, 2004, the Company adopted the revised CICA Handbook Section 3870 Stock-based Compensation and Other Stock-based Payments. The revised standard requires that the fair value of stock options granted after January 1, 2002 be expensed in the statement of earnings. Previously the Company did not record stock options issued to employees as compensation expense and disclosed pro-forma information on the fair value of stock compensation issued during the period in the notes to the financial statements.

(k)	Use of estimates

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(l)	Comparative figures

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

5.	MARKETABLE SECURITIES

The market value of all securities as at June 30, 2005 was $83,561. As of December 31, 2004, the market value was $NIL.

Augusta Resource Corporation	10

NOTES TO THE FINANCIAL STATEMENTS

6.	FIXED ASSETS

	June 30, 2005			December 31, 2004
		Accumulated
	Cost	Depreciation	Net Book Value	Net Book Value

Computer hardware	$10,636	$-	$10,636	$-

7.	MINING ASSETS

	Mining Properties Cost		Deferred Exploration Expenses
Mining assets:	2005	2004	2005	2004
Rosemont property	$8,439,226	$-	$73,072	$-
Mt. Hamilton property	6,574,757	37,157	142,349	16,191
Lone Mountain property	271,236	-	22,538	-
Shell property	-	-	12,789	-
Coronation Diamond District properties	247,907	247,907	3,594	3,594
	$15,533,126	$285,064	$254,342	$19,785

Mining properties:	2005	2004
Balance, beginning of year	$285,064	$544,706
Acquisition costs	13,048,062	37,157
Acquisition tax gross-up	2,200,000	-
Write-offs	-	(296,799)
Balance, at June 30, 2005 and December 31, 2004	$15,533,126	$285,064

Deferred exploration expenses:
Balance, beginning of year	$19,785	$174,549
Geologists, consultants and professional services	234,557	57,591
Write-offs	-	(212,355)
Balance, at June 30, 2005 and December 31, 2004	$254,342	$19,785

Augusta Resource Corporation	11

NOTES TO THE FINANCIAL STATEMENTS

7.	MINING ASSETS (continued)

Property in Pima County, Arizona

On June 1, 2005. the Company announced that it has entered into an agreement to purchase 100% of the Rosemont Ranch copper deposits in Pima County, Arizona. The property is approximately 50km southeast of Tucson, situated near a number of large porphyry type producing copper mines operated by Phelps Dodge and Asarco.

The property contains three known potentially open-pit mineable copper/molybdenum skarn deposits on patented mining claims. Over 232,000 feet of diamond drilling has been conducted on the property by Anaconda/Amax and Asarco outlining approximately 5 billion pounds of copper. These are historical figures. Augusta has not yet completed the work necessary to verify the classification of the resource and is not treating the resource figure as a NI 43-101 defined resource verified by a Qualified Person at this time and therefore, the resource figures should not be relied upon. The Company has the right to purchase a 100% working interest in the property (which includes patented and unpatented claims, fee land and surface grazing rights) subject to a 3% NSR, for cash payment of US $20,800,000 payable over a three year period. The Company does not retain a liability to make the payments, but it would surrender any claims to the property The Company has made the first payment of US $6,666,666.

Properties in White Pine County, Nevada

Mount Hamilton Gold Project

On December 2, 2004, the Company announced the signing of an agreement to acquire a 100% interest in the Mount Hamilton Gold Project, located in White Pine County, Nevada. The Company purchased the Mount Hamilton Gold Project by purchasing 100% of the shares of DHI Minerals Ltd., which owned 100% of DHI Minerals (U.S.) Ltd., holder of the property. The terms of the acquisition include the payment of $3,000,000 USD payable in cash over two years (Net present value of $3,103,438 based upon a 15% discount rate), 3,750,000 common shares at $0.16 USD per share, fair value of $720,000 and 3,750,000 warrants to purchase common shares with an exercise price of $0.16 USD per share for a period of two years, fair value of $465,163. Under the terms of the acquisition the Company assumed the underlying Net Smelter Royalty (“NSR”) and minimum advance royalty payments to Centennial Minerals Company, LLC. Prior to commercial production, $100,000 USD per annum commencing on November 19, 2005 and continuing until November 19, 2010 when the annual payment amount increases to $300,000 USD per annum. Upon commencement of commercial production, a base rate of 3% NSR is payable, subject to an increase whenever the price of gold is greater than $400 USD per ounce. The NSR shall increase by one half of one percent for each $50 USD increment to a maximum of 8% NSR. The Company has the option to purchase up to one and one half percentage points of the NSR for $2,000,000 USD.

Augusta Resource Corporation	12

NOTES TO THE FINANCIAL STATEMENTS

7.	MINING ASSETS (continued)

Properties in White Pine County, Nevada (continued)

Mount Hamilton Gold Project (continued)

Effective May 6, 2005, the Company acquired 100% of the outstanding common shares of DHI Minerals Ltd. The purchase method was used to account for this transaction and the entire purchase consideration was allocated to the mining property acquired.

Purchase price:
$3,000,000 USD (cash)	$3,103,438
3,750,000 common shares at $0.16 USD ($0.19 CDN)	720,000
3,750,000 warrants for common shares at $0.16 USD	465,163
300,000 common shares issued for a finder's fee	49,000
Total consideration paid	4,337,601
Professional fees	37,156
Future income tax liability (acquisition gross-up)	2,200,000
Total property value	$6,574,757

The purchase price has been allocated on a preliminary basis to the fair value of the consideration provided which equates the fair value of the asset acquired based on management’s best estimates and takes into account all available information at the time these consolidated financial statements were prepared. The process has been conducted in accordance with the recent accounting pronouncement relating to “Mining Assets – Impairment and Business Combinations” (Emerging Issue Committee Abstract 152).

The future income tax liability of $2,200,000 relates to the tax effected difference between the tax bases of the assets acquired and the accounting allocation value.

The project is located approximately 45 miles east of Eureka, Nevada and 50 miles west of Ely, Nevada and is accessible from Highway 50 over good all-weather gravel roads. The White Pine Mining District has a long history of silver and gold mining, dating back to the first gold discovery in 1865.

Mount Hamilton has multiple exploration targets including surface bulk mineralization as well as high-grade vein style mineralization. Six separate high priority areas have been identified. An extensive amount of exploration and drilling information on these areas is included in the acquisition.

Shell Deposit

On January 26, 2005, the Company announced the signing of agreements to acquire the Shell Deposit in White Pine County, Nevada. The Shell Deposit, located nearby the Mount Hamilton property, was subject to past exploration programs, with results indicating that the property hosted molybdenum and gold mineralization. The Company is acquiring a 100% working interest, subject to an underlying Net Smelter Royalty ranging from 0.5% - 4.5%, for cash payment of $120,000 US, and annual advance royalty payments commencing at $80,000 US on first anniversary increasing by $20,000 per year until production commences.

Augusta Resource Corporation	13

NOTES TO THE FINANCIAL STATEMENTS

7.	MINING ASSETS (continued)

Property in Grant County, New Mexico

On March 1, 2005, the Company announced the signing of an agreement to acquire the Lone Mountain project in New Mexico. The Property is approximately 5 miles from the town of Silver City, New Mexico, 9 miles southwest of Phelps Dodge’s Chino mine and 5 miles northwest of Phelps Dodge’s Hurley smelter. The Company can acquire a 100% working interest, subject to an underlying Net Smelter Royalty ranging from 2.0% - 3.0%, minimum exploration commitments of $4,850,000 USD, $500,000 USD to be completed by February 11, 2006, and payments of US$1,000,000 cash and 325,000 common shares over a 3 year period. In addition, until the property is in commercial production, the Company will make payment of US$400,000 cash and 100,000 common shares on the fourth and each subsequent anniversary. The Company has the option to purchase half of the NSR for $2,000,000 USD. The agreement is effective on May 11, 2005. The Company has paid $100,000 USD and issued 50,000 common shares to date.

Properties in the Coronation Diamond District, Nunavut, Canada

The Company has four separate option agreements with 4763 NWT Ltd. (“NWT”) to acquire working interests (“WI”) of 10% and 20% for 4 properties located in the Coronation Diamond District in Nunavut, Canada, which aggregate about 487,300 acres in the region.

The property agreements for the 4 properties require the Company to pay NWT cash amounts totaling $231,573. The terms of these agreements also require the Company to issue common shares to NWT totalling 116,670 common shares, of which 58,335 shares are to be issued within 10 days of the Approval Date and 58,335 shares by the first anniversary date of the initial share issuance. The Company issued 58,335 shares at a deemed value of $0.28 for a total value of $16,334 to NWT on April 29, 2003.

For the four properties comprising 487,300 acres, in which the Company can earn a 10% or 20% WI, NWT has optioned 85% and 70% WI, respectively, in each of the four properties to various third party exploration companies (“Primary Optionees”), with the balance of the 5% and 10% WI, respectively, to be retained by NWT. The Primary Optionees earn their interests by completing work expenditures over a 3 to 4 year period, whereby the Company will in effect have carried interests in these properties pending the Primary Optionees earning their 85% and 70% WI. The Company has agreed to assume responsibility for NWT’s work expenditures relative to NWT’s 5% and 10% WI in these properties for an amount up to the work expenditures to be completed by the Primary Optionees on each of these four properties to earn their 85% and 70% WI, respectively.

Prior to June 30, 2004, the Company held two additional option agreements with NWT to acquire a 100% working interest in the AW and BH properties, aggregating 241,300 acres. Those agreements required the Company to pay NWT cash amounts totalling $293,132 and to issue 200,000 common shares, of which 33,334 were to be issued within 10 days of the approved sale, 33,334 were to be issued by the first anniversary date of the initial share issuance, and 66,667 shares each by the second and third anniversaries. The Company issued 33,334 at a deemed value of $0.11 per share for a total value of $3,667 on May 7, 2003. In 2002, the Company entered into an option and joint venture agreement on the two properties, with Ashton Mining

Augusta Resource Corporation	14

NOTES TO THE FINANCIAL STATEMENTS

7.	MINING ASSETS (continued)

Properties in the Coronation Diamond District, Nunavut, Canada (continued)

(Northwest Territories) Ltd. (“Ashton”), a wholly owned subsidiary of Ashton Mining of Canada Inc. Under terms of the agreements, the Company was to fund a Phase 1 exploration program, aggregating $207,000, that Ashton would conduct during the 2003 exploration season. In July 2004, the Company received results from the 2003 summer exploration program conducted on the properties. Ashton notified the Company that it was terminating the agreements on both properties and the Company decided to not proceed any further with the properties and, effective June 30, 2004, has written off $296,799 in Mining Properties and $212,355 in Deferred Exploration Expenses.

As at June 30, 2005, the Company had paid $469,705 to NWT in acquiring working interests in six properties in the Coronation Diamond District, incurred $215,949 in relation to deferred exploration expenditures related to these properties, issued 33,334 shares at a deemed price of $0.11 per share and 58,335 shares at $0.28 per share, and accrued an amount of $55,000 to NWT included in accounts payable, which is to be settled by the issuance of shares of the Company, subject to regulatory approval.

8.	LONG TERM NOTES AND ADVANCES

As a result of the acquisition by the Company of the Mount Hamilton property, through DHI Minerals Ltd., the company has additional long-term liabilities outstanding to Diamond Hill Investments Ltd. Total notes and advances outstanding:

	June 30	December 31
	2005	2004
Notes and advances	$32,488	$56,285
Long termnotes to Diamond Hill Investments Ltd.	2,558,335	-
	2,590,823	56,285
Less: Current portion	(1,132,229)	(23,288)
Total long termnotes and advances	$1,458,594	$32,997

The purchase of the Mount Hamilton Gold Project assets from Diamond Hill Investments Ltd. included cash consideration of $3,000,000 USD. The initial installment payment of $500,000 USD was accrued in April 2005. The remaining $2,500,000 USD has been discounted using an interest rate of 15%.

Augusta Resource Corporation	15

NOTES TO THE FINANCIAL STATEMENTS

8.	LONG TERM NOTES AND ADVANCES (continued)

	Amount	Discounted	Discounted
	USD$	USD$	CDN$
April 30, 2006 (current portion of long term note)	$1,000,000	$922,717	$1,132,229
April 30, 2007	1,500,000	1,188,924	1,458,594
Total long term notes and advances	$2,500,000	$2,111,641	$2,590,823

In March 2003, the Company received a loan totaling $100,000. This loan was payable on demand and bears an interest rate of 5% per annum. This loan was repaid on November 20, 2003. Interest of $3,621 and a loan bonus consisting of 100,000 common shares at a deemed value of $0.10 per share and $10,000 cash was accrued for this loan and remains outstanding at June 30, 2005 as notes payable.

Advances do not provide for specific terms of repayment and are unsecured.

9.	CONVERTIBLE DEBENTURE

On June 1, 2005, in connection with the Rosemont acquisition, the Company issued a convertible debenture for $6,000,000. The debenture has a one-year term, with half due within six months, and is convertible at the option of the lender into 2,181,818 common shares of the Company at a price of $2.75 per share. The convertible debenture bears an interest rate of 9% annually and the Company has the option to repay the convertible debenture on the specified repayment dates in cash or stock. Any accrued interest owing under the convertible debenture may be converted into common shares at the discretion of the lender. The convertible debenture was issued with 363,363 common shares of the Company to the lender at a fair market value at the date of the transaction of $2.805 per common share (a discount of 15% to reflect a hold period that expired on October 2, 2005.)

In accordance with CICA handbook section 3860, and following the fair value allocation approach, the Company allocated the proceeds as follows:

Common shares	$1,019,233
Convertible debenture
Equity component	1,478,083
Debt component	3,502,684
$6,000,000

Augusta Resource Corporation	16

NOTES TO THE FINANCIAL STATEMENTS

9.	CONVERTIBLE DEBENTURE (continued)

The difference between the debt allocation of $3,502,684 and the repayment amount of $6,000,000 is accrued over the term of the debenture. Through June 30, 2005, $222,949 of interest expense was accrued.

In connection with the issuance of the convertible debenture and common shares, the Company also paid a fee in the amount of 6% cash and 218,181 warrants to Northern Securities Inc. The fair value of the warrants of $247,769, which was allocated to debt ($144,643) and equity ($103,126), was calculated using the Black-Scholes option pricing model for warrant valuation, assuming an average volatility of 72% on the underlying shares, a risk free interest rate of 3.17%, a one year term to expiry and no annual dividends. Each warrant is exercisable to acquire one common share at $2.75 per warrant for a period of one year expiring on June 14, 2006. The warrants had a hold period expiring on October 15, 2005.

10.	SHARE CAPITAL

(a)	Authorized: Unlimited number of common shares without par value.

(b)	Issued:

Changes in the Company’s share capital were as follows:

	Number of
	Shares	Amount
Common shares, Balance at December 31, 2003	9,164,555	$4,081,331
Issued for finder's fees	140,000	7,000
Issued for cash	10,460,000	523,000
Common shares, Balance at December 31, 2004	19,764,555	4,611,331
Issued for convertible debenture investor bonus	363,363	1,019,233
Issued for property acquisitions	4,100,000	885,000
Issued for cash	8,998,500	8,370,551
Issued for fractional rounding due to share consolidation	9	-
Issued for options exercised	395,833	46,250
Issued for warrants exercised	1,000,000	100,000
Common shares, Balance at June 30, 2005	34,622,260	15,032,365

Augusta Resource Corporation	17

NOTES TO THE FINANCIAL STATEMENTS

10.	SHARE CAPITAL (continued)

(c)	Private Placement

The proceeds from the following private placements were allocated to share capital and contributed surplus based on the relative fair value of the common shares and the warrants at the dates of issuance.

On June 30, 2005, the Company announced the closing of its brokered private placement of 2,000,000 units at $2.50 per unit for gross proceeds of $5,000,000. Each unit is comprised of one common share and one warrant. Each warrant entitles the holder to purchase one common share at a price of $3.00 for a period of two years expiring on June 29, 2007. Finder’s fees of $350,000 cash and 200,000 broker’s warrants on the same terms as those issued under the private placement, were paid.

On March 3, 2005, the Company closed the private placement for 3,500,000 units at $0.30 per unit for proceeds of $1,050,000. Each unit is comprised of one common share and one half of a non-transferable share purchase warrant. One whole share purchase warrant entitles the holder to acquire one common share at a price of $0.45 for a period of one year expiring on March 3, 2006. A finder’s fee of $73,500 was paid for this placement.

On February 17, 2005, the Company announced a private placement of up to 2,000,000 units at $2.00 for total proceeds of $4,000,000. Each unit is comprised of one common share and one half share purchase warrant, with each full warrant entitling the subscriber to purchase an additional common share for $2.50 for a period of one year. The private placement closed in April 2005 for a total of 1,544,250 units for proceeds of $3,088,500 with 772,125 warrants issued, expiring April 15, 2006. Finder’s fees of $186,795 cash and 60,030 broker’s warrants on the same terms as those issued under the private placement, were paid.

On February 11, 2005, the Company announced a private placement of up to 2,000,000 units at $1.00 for total proceeds of $2,000,000. Each unit is comprised of one common share and one half share purchase warrant, with each full warrant entitling the subscriber to purchase an additional common share for $1.25 for a period of one year. The private placement closed in April 2005 for a total of 1,954,250 units for proceeds of $1,954,250 with 977,125 warrants issued, expiring April 15, 2006. Finder’s fees of $118,947.50 cash and 30,015 broker’s warrants on the same terms as those issued under the private placement, were paid.

(d)	Options

On June 30, 2005, certain directors and officers of the Company hold 1,029,333 stock options, and certain employees of the Company hold 62,500 stock options to purchase common shares of the Company.

The following table summarizes the status of the Company’s stock option plans as at June 30, 2005:

Augusta Resource Corporation	18

NOTES TO THE FINANCIAL STATEMENTS

10.	SHARE CAPITAL (continued)

(d)	Options

	2005
		Average Exercise
	Number of Shares	Price
Outstanding at beginning of year	1,096,000	$0.15
Granted	675,000	$2.07
Exercised	(395,833)	$0.12
Expired	(16,667)	$0.45
Cancelled	(266,667)	$0.15
Outstanding at June 30, 2005	1,091,833	$1.35

Options exercisable at June 30, 2005	466,833

The following table summarizes information about stock options outstanding at June 30, 2005:

					Weighted
	Number	Weighted Average	Weighted	Number	Average
	Outstanding at June	Remaining Contractual	Average Exercise	Exercisable at	Exercise
Exercise Prices	30, 2005	Life	Prices	June 30, 2005	Prices
$ 0.30	87,666	0.5 Years	$ 0.30	87,666	$ 0.30
$ 0.33	66,667	1.8 Years	$ 0.33	66,667	$ 0.33
$ 0.10	50,000	4.2 Years	$ 0.10	0	$ 0.10
$ 0.10	212,500	4.3 Years	$ 0.10	200,000	$ 0.10
$ 2.05	450,000	4.7 Years	$ 2.05	112,500	$ 2.05
$ 1.96	125,000	4.8 Years	$ 1.96	0	$ 1.96
$ 2.30	100,000	5.0 Years	$ 2.30	0	$ 2.30
	1,091,833			466,833

Augusta Resource Corporation	19

NOTES TO THE FINANCIAL STATEMENTS

10.	SHARE CAPITAL (continued)

(e)	Warrants

The following table summarizes information about warrants outstanding at June 30, 2005. Each warrant is exercisable into one common share.

			Outstanding at				Outstanding at
Currency	ExercisePrice	Expiry Dates	January 1, 2005	Issued	Exercised	Expired	June 30,2005
CDN	$ 0.45	March3, 2006	-	1,750,000	-	-	1,750,000
CDN	$ 1.25	April 15, 2006	-	1,007,140	-	-	1,007,140
CDN	$ 2.50	April 15, 2006	-	832,155	-	-	832,155
CDN	$ 0.10	May 6, 2006	7,660,000	-	200,000	-	7,460,000
CDN	$ 2.75	June 14, 2006	-	218,181	-	-	218,181
CDN	$ 0.10	November 7, 2006	2,800,000	-	800,000	-	2,000,000
USD	$ 0.16	May 6, 2007	-	3,750,000	-	-	3,750,000
CDN	$ 3.00	June 29, 2007	-	2,200,000	-	-	2,200,000
			10,460,000	9,757,476	1,000,000	-	19,217,476

A further 376,250 warrants were exercised between July 1 and August 22, 2005.

(f)	Contributed Surplus

On June 30, 2005, the contributed surplus was as follows:

2005
Balance - Beginning of year	$104,500
Stock-based compensation expense for the year	345,525
Fair value of warrants issued on acquisition	465,163
Fair value of equity component of convetible debenture	1,478,083
Fair value of warrants issued on debt issuance	247,769
Fair value of warrants issued on private placements	2,722,199
Fair value of broker warrants issued	213,631
Balance - June 30, 2005	$5,576,870

Augusta Resource Corporation	20

NOTES TO THE FINANCIAL STATEMENTS

11.	STOCK-BASED COMPENSATION PLANS

On January 1, 2004, the Company adopted the revised CICA Handbook Section 3870 Stock- based Compensation and Other Stock-based Payments as described in Note 2(l).

In March 2005, 450,000 stock options with an exercise price of $2.05 were issued to a certain director and officer of the Company resulting in a fair value at the date of grant of $490,069. The fair value of stock compensation issued to the employee was determined using the Black-Scholes valuation model assuming a volatility factor of 85%, a risk free interest rate of 3.78% and an expected life of three years.

In April 2005, 125,000 stock options with an exercise price of $1.96 were issued to a certain officer of the Company resulting in a fair value at the date of grant of $128,647. The fair value of stock compensation issued to the employee was determined using the Black-Scholes valuation model assuming a volatility factor of 51%, a risk free interest rate of 3.42% and an expected life of four years.

In June 2005, 100,000 stock options with an exercise price of $2.30 were issued to a certain director of the Company resulting in a fair value at the date of grant of $151,029. The fair value of stock compensation issued to the director was determined using the Black-Scholes valuation model assuming a volatility factor of 71%, a risk free interest rate of 3.17% and an expected life of four years.

12.	RELATED PARTY TRANSACTIONS

As of June 30, 2005, the Company incurred expenses of $15,000 (2004 - $15,000) for administrative services provided by a company in which a director of the Company has a 25% interest.

As of June 30, 2005, the Company incurred salaries of $75,000 (2004 - $50,000) to the Chairman of the Company, $57,012 (2004 – nil) to the President and CEO and $37,500 (2004 - $37,500) to a Director. Also, as of June 30, 2005, included in accounts payable and accrued liabilities is an amount of $37,500 (2004 - $171,250) due to a Director of the company for salaries accrued in the current year.

At June 30, 2005, included in accounts receivable is an amount of $5,743 (2004 – nil) due from a related company with common directors as a result of cost sharing arrangement for office rent and operating expenses.

13.	FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, marketable securities, accounts payable and accrued liabilities, loans, notes and advances and convertible debentures as reflected in the balance sheet approximate their fair values. The company has no significant concentrations of credit risk.

Augusta Resource Corporation	21

NOTES TO THE FINANCIAL STATEMENTS

14.	COMMITMENTS

The lease for the office space in Canada commenced on April 1, 2003 and ends February 27, 2006. The lease for the office space in Colorado started on June 1, 2005 and ends on May 31, 2008. The future minimum lease payments are as follows:

Year	$
2005	28,774
2006	64,836
2007	61,602
2008	25,974

15.	SEGMENTED INFORMATION

The Company operates in one industry. As at June 30, 2005, the Company’s long-lived assets were in Canada, $251,501 (2004 - $251,501) and in the United States, $15,546,603 (2004 - $53,348).

16.	SUBSEQUENT EVENTS

On July 12, 2005, the Company announced that it is starting a program of approximately 3,000 metres of diamond drilling at its Rosemont project in Arizona.

For the period between July 1 and August 22, 2005, 376,250 warrants were exercised for total proceeds of $250,313.

Subsequent to the quarter, the Company granted 2,085,000 stock options to directors, officers, employees and consultants of the Company at an exercise price of $1.56 per share for a period of five years expiring on August 22, 2010.

On November 18, 2005 the Company announced that it has re-negotiated the terms of its convertible debenture to allow for repayment in the form of cash and stock, as opposed to cash or stock. The Company retired $3,000,000 of the convertible debenture plus interest by payment of $1,620,000 in cash and the issuance of 1,500,000 common shares valued at $1.10 per share. In consideration for the debenture holder amending the terms of the debenture the Company will issue 750,000 warrants with an exercise price of $1.44 expiring in one year. The Company has the right to force conversion of the warrants if the Company’s shares trade over $2.00 for a period of 30 days. The issuance of the warrants are subject to regulatory approval.

Augusta Resource Corporation	22

CORPORATE INFORMATION

HEAD OFFICE	#400 – 837 West Hastings Street
Vancouver, BC, Canada V6C 3N6

Telephone: (604) 687-1717
Facsimile: (604) 687-1715

Website: www.augustaresource.com
E-mail: info@augustaresource.com

DIRECTORS	Donald B. Clark
Gil Clausen
W. Durand Eppler
Chris M.H. Jennings
Michael A. Steeves
Robert P. Wares
Richard W. Warke

OFFICERS	Gil Clausen ~ President and Chief Executive Officer
Richard Warke ~ Chairman
Mike Clarke ~ Vice President Exploration
James Sturgess~Vice President Projects and Environment
Purni Parikh ~ Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	#401 - 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS	Deloitte & Touche LLP
#2800 - 1055 Dunsmuir Street
Vancouver, BC V7X 1P4

SOLICITORS	Gowling Lafleur Henderson LLP
1055 Dunsmuir Street
Vancouver, BC V7X 1J1

SHARES LISTED	TSX Venture Exchange
Trading Symbol ~ ARS

Augusta Resource Corporation	23